Exhibit 99.1

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

26 July 2012

2012 INTERIM RESULTS

Reed Elsevier, the global professional information company, reports revenue, profit and earnings growth in the six months to 30 June 2012.

Financial highlights

•	Underlying revenue growth +5% (+3% excluding biennial exhibition cycling)

•	Underlying adjusted operating profit growth +7%; overall growth +8% at constant currencies

•	Adjusted EPS +11% to 24.7p for Reed Elsevier PLC; +18% to €0.47 for Reed Elsevier NV

•	Reported EPS growth +52% to 24.0p for Reed Elsevier PLC; +57% to €0.47 for Reed Elsevier NV

•	Interim dividend growth +6% to 6.00p for Reed Elsevier PLC; +18% to €0.130 for Reed Elsevier NV

•	Net debt of £3.3bn; 2.3 times adjusted 12 month trailing EBITDA (pensions and lease adjusted)

Operational highlights

•	Underlying revenue and operating profit growth in all five business areas

•	Growth driven by usage volume, new product development and expansion in high growth markets

•	Further improvement in format mix; good growth in online and face to face

•	Profitability gains driven by on-going process efficiencies

•	Continued portfolio development improving revenue growth and profitability profile

Commenting on the results, Anthony Habgood, Chairman, said:

“We have delivered good first half results with underlying revenue and profit growth across all five business areas, and with high percentage cash conversion underpinning our strong balance sheet. The 6% and 18% increases in the interim dividend for Reed Elsevier PLC and Reed Elsevier NV respectively reflect the EPS growth and our confidence in the outlook for Reed Elsevier.”

Chief Executive Officer, Erik Engstrom, commented:

“We have continued to transform our core businesses through organic development by investing in our digital platforms and developing and launching new online products and services. We have extended our position in high growth markets through organic new launches supported by selective small acquisitions. We are disposing of businesses that no longer fit our strategy at an accelerated pace. We expect completed and planned disposals to be mildly dilutive to EPS in the short term. However, we intend to use divestment proceeds to buy back shares this year, mitigating this impact. The outlook for the macro economic environment remains uncertain, but based on our good first half results, and the continuing improvement in the quality of our earnings, we expect to deliver underlying revenue and profit growth for the year in line with our expectations.”

Reed Elsevier 2012 Interim Results     2

REED ELSEVIER FINANCIAL AND OPERATIONAL HIGHLIGHTS

In H1 2012 Reed Elsevier made good progress against its strategic and financial priorities.

Underlying revenue growth across all five business areas: Underlying revenue growth +5% (+3% excluding biennial event cycling) after adjusting for acquisitions and disposals and currency translation. Total reported revenues grew +5% to £3,053m or +12% to €3,725m.

Underlying adjusted operating profit growth across all five business areas: Underlying adjusted operating profit growth +7% after adjusting for acquisitions, disposals and currency translation. Total adjusted operating profit grew +9% to £845m or +16% to €1,031m; +8% at constant currencies. Margins increased by 1.1 percentage points to 27.7%, driven by improvements in all five business areas.

Stable interest and tax: Interest charge slightly lower at £107m/€131m; adjusted effective tax rate increased by 0.4 percentage points to 23.7%.

Strong adjusted EPS growth: Reed Elsevier PLC +11% to 24.7p; Reed Elsevier NV +18% to €0.47; +10% at constant currencies. Reported EPS after amortisation of acquired intangible assets and acquisition related costs +52% to 24.0p for Reed Elsevier PLC and +57% to €0.47 for Reed Elsevier NV including disposal gains.

Interim dividend increased: Reed Elsevier PLC +6% to 6.00p; Reed Elsevier NV +18% to €0.130. The difference in dividend growth rates reflects movement in euro/sterling exchange rates since last year’s interim dividend announcement date.

Balance sheet & cash flow: Net debt of £3.3bn/€4.1bn at 30 June 2012, 2.3 times adjusted 12 month trailing EBITDA on a pension and lease adjusted basis (1.7 times on an unadjusted basis). Adjusted operating cash flow conversion rate of 92%. Capital expenditure represented 5% of revenue (6% expected for full year).

Organic investment in transforming core business: Continued investment in digital platforms and products across Reed Elsevier. Range of insurance data services extended along carrier workflow. Positive customer reaction to Lexis Advance releases. Launch of online clinical reference tool ClinicalKey, and roll out of Nova platform across exhibitions globally.

Organic build out of new products into adjacent markets and geographies: 15 new exhibitions launched, the majority in high growth markets; XpertHR launched in US market; insurance data services introduced in UK; new legal practical guidance products released internationally.

Selective acquisitions: Buyout of leading Brazilian exhibitions joint venture completed; other acquisitions of small high growth exhibitions and paid content and data businesses.

Selective divestments: Process accelerated in H1. Disposals of Totaljobs, MarketCast, and other small publishing and services assets completed. Planned disposals of Variety and RBI Australia announced. We expect completed and planned disposals to be mildly dilutive to EPS in the short term. However, we intend to use gross divestment proceeds to buy back shares this year, mitigating this impact. In H1 gross cash proceeds from disposals were £158m/€193m.

FY 2012 OUTLOOK

The outlook for the macro economic environment and its impact on our customers’ markets remains uncertain, but based on our good first half results, and the continuing improvement in the quality of our earnings, we expect to deliver underlying revenue and profit growth for the year in line with our expectations.

Reed Elsevier 2012 Interim Results     3

REED ELSEVIER FINANCIAL SUMMARY

	£			€			%	%
	Six months ended 30 June			Six months ended 30 June
	2012 £m	2011 £m	Change %	2012 €m	2011 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue	3,053	2,904	+5%	3,725	3,340	+12%	+5%	+5%

Adjusted operating profit	845	774	+9%	1,031	890	+16%	+8%	+7%
Adjusted operating margin	27.7%	26.6%		27.7%	26.6%
Interest	(107)	(112)		(131)	(129)

Adjusted profit before tax	738	662	+11%	900	761	+18%	+11%
Tax	(175)	(154)		(212)	(177)
Minority interests	(2)	(2)		(3)	(2)

Adjusted net profit	561	506	+11%	685	582	+18%	+10%

Reported net profit	565	377	+50%	689	434	+59%	+14%

Net borrowings	3,318	3,404		4,114	3,779

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV			%
	Six months ended 30 June			Six months ended 30 June
	2012 pence	2011 pence	Change %	2012 €	2011 €	Change %	Change at constant currencies
Adjusted earnings per share	24.7p	22.3p	+11%	€0.47	€0.40	+18%	+10%
Reported earnings per share	24.0p	15.8p	+52%	€0.47	€0.30	+57%
Ordinary dividend per share	6.00p	5.65p	+6%	€0.130	€0.110	+18%

Adjusted and underlying figures are supplemental performance measures used by management. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 29. The reported operating profit figures are set out in note 2 on page 24. Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Constant currency growth rates are based on 2011 full year average and hedge exchange rates.

Reed Elsevier 2012 Interim Results     4

BUSINESS AREA ANALYSIS

		£			€		%	%
	Six months ended 30 June			Six months ended 30 June
	2012 £m	2011 £m	Change %	2012 €m	2011 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue
Elsevier	978	961	+2%	1,193	1,105	+8%	+2%	+2%
LexisNexis Risk Solutions	462	452	+2%	564	520	+8%	0%	+5%
LexisNexis Legal & Professional	780	779	0%	952	896	+6%	-1%	+1%
Reed Exhibitions	486	368	+32%	593	423	+40%	+33%	+23%
Reed Business Information	347	344	+1%	423	396	+7%	+2%	+1%

	3,053	2,904	+5%	3,725	3,340	+12%	+5%	+5%

Adjusted operating profit
Elsevier	352	343	+3%	430	394	+9%	+2%	+4%
LexisNexis Risk Solutions	191	178	+7%	233	205	+14%	+5%	+5%
LexisNexis Legal & Professional	100	94	+6%	122	108	+13%	+7%	+2%
Reed Exhibitions	151	113	+34%	184	130	+42%	+34%	+30%
Reed Business Information	63	53	+19%	77	61	+26%	+19%	+10%
Unallocated items	(12)	(7)		(15)	(8)

	845	774	+9%	1,031	890	+16%	+8%	+7%

Elsevier (41% of adjusted operating profit)

•

Underlying revenue growth +2%; unit volume and usage growth in research, particularly in emerging markets, and strong revenue growth in databases and tools driving +5% revenue growth in Science & Technology. Health Sciences flat, with double digit growth in electronic revenues offset by declines in print books and pharma promotion

•	Double digit growth in article submissions and usage across science and health; successful launch of ClinicalKey

•	Underlying operating profit +4%; reflecting ongoing process efficiencies

•	FY 2012 outlook: H1 trends continuing into H2 generating modest underlying growth

LexisNexis Risk Solutions (22% of adjusted operating profit)

•	Underlying revenue growth +5%; Insurance +7% driven by product extensions across carrier workflow; good growth in Business Services. Modest growth in Screening; moderating declines in Government

•	New product rollouts across Insurance and Business Services continuing

•	Underlying operating profit +5%; reported margin expansion reflects disposal of low margin business

•	FY 2012 outlook: Continued good growth in Insurance and Business Services supported by new products; Government remains mixed

LexisNexis Legal & Professional (12% of adjusted operating profit)

•

Underlying revenue growth +1%; continued good growth in new sales and usage of legal research in law firms and corporate customers and in international online; moderated by print and marketing services declines

•	Lexis Advance releases progressing well

•	Underlying operating profit +2%; process efficiencies more than offset continued development costs

•	FY 2012 outlook: Customer markets remain subdued, limiting upside to revenue growth and further margin expansion

Reed Elsevier 2012 Interim Results     5

Reed Exhibitions (18% of adjusted operating profit)

•	Underlying revenue growth +23% (+12% ex cycling); H1 revenues benefited from timing of annual shows adding around 4 percentage points to growth, and strong growth in emerging markets

•	Investment in higher growth markets through new launches and small selective acquisitions

•	Underlying operating profits +30%; margin improvement partially reflecting positive impact of show timing in H1

•	FY 2012 outlook: Continued strong underlying revenue growth (excluding cycling), albeit moderated from H1 double digit rate as annual show timing unwinds

Reed Business Information (7% of adjusted operating profit)

•	Underlying revenue growth +1%; continued good growth in data services and marketing solutions, leading brands broadly stable, declines in other magazines & services

•	Integration of CBI China, Accuity and Ascend on track. Totaljobs, MarketCast, and other small disposals completed; further disposals announced

•	Underlying operating profits +10%; record margin of 18% reflects process efficiency and portfolio changes

•	FY 2012 outlook: Good growth in data services, stable leading brands, continued weakness in other magazines & services

ENQUIRIES:	Colin Tennant (Investors)	Paul Abrahams (Media)
	+44 (0)20 7166 5751	+44 (0)20 7166 5724

FORWARD LOOKING STATEMENTS

This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and other risks referenced from time to time in the filings of Reed Elsevier with the US Securities and Exchange Commission.

Reed Elsevier 2012 Interim Results     6

Operating and financial review

OPERATING REVIEW

Elsevier

		£			€		%	%
	Six months ended 30 June			Six months ended 30 June
	2012 £m	2011 £m	Change %	2012 €m	2011 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue
Science & Technology	552	529	+4%	673	608	+11%	+4%	+5%
Health Sciences	426	432	-1%	520	497	+5%	-1%	0%

	978	961	+2%	1,193	1,105	+8%	+2%	+2%

Adjusted operating profit	352	343	+3%	430	394	+9%	+2%	+4%
Adjusted operating margin	35.9%	35.6%	+0.3pts	35.9%	35.6%	+0.3pts

Good growth in research volumes and usage across Science & Technology and Health Sciences, in particular from emerging markets. Strong growth in demand for electronic databases and tools across markets. Continuing format migration and print declines. Margin gains driven by revenue growth, process efficiency and hedging benefits.

Underlying revenue and adjusted operating profits were up by 2% and 4% respectively.

Science & Technology generated underlying revenue growth of +5%. Both usage, as measured by the number of article downloads, and article submissions grew at double digit rates. In terms of quality, Elsevier’s average impact factor reached an all time high. Databases & tools generated strong growth in usage and revenues across markets. Scientific reference and educational materials continued to see migration from print books to electronic formats.

In Health Sciences underlying revenues were flat. Double digit growth in electronic revenues across product and markets was offset by declines in print book sales to individuals and print pharma promotion, particularly in continental Europe. In H1 our position in the online clinical reference business was strengthened by the launch of ClinicalKey.

FY 2012 Outlook: The customer environment remains varied by geography and customer type, and we expect H1 trends to continue into H2, generating modest underlying growth.

Reed Elsevier 2012 Interim Results     7

Operating and financial review

LexisNexis Risk Solutions

		£			€		%	%
	Six months ended 30 June			Six months ended 30 June
	2012 £m	2011 £m	Change %	2012 €m	2011 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue	462	452	+2%	564	520	+8%	0%	+5%

Adjusted operating profit	191	178	+7%	233	205	+14%	+5%	+5%
Adjusted operating margin	41.3%	39.4%	+1.9pts	41.3%	39.4%	+1.9pts

Good growth in Insurance and Business Services was driven by continuing development of new products and services which build on core data sets. Screening revenue growth recovered somewhat. Underlying adjusted operating profits grew in line with revenues, with the increase in margins reflecting ongoing operational efficiencies and the disposal of lower margin businesses last year.

Underlying revenues and adjusted operating profits both grew +5%.

Insurance Data & Analytics generated underlying revenue growth of 7% in H1, reflecting solid demand for data services and the successful extension of data and analytics tools across the insurance carrier workflow.

Business Services generated underlying revenue growth of 5%, driven by good growth in financial services and corporate markets. In financial services, fraud and business risk management performed well, while the collections segment remained soft. Modest underlying revenue growth in Screening reflects a more stable hiring environment in the US and new customers.

Government revenue declines moderated in H1, with demand for tax and revenue products driving good growth in state & local government revenue, offset by weak federal government budgets.

FY 2012 Outlook: We expect the H1 trends to continue into H2, with good growth in Insurance Data & Analytics and Business Services. We expect Screening to continue to benefit from new customer initiatives, although the core business remains subject to US hiring. The government spending environment is likely to remain mixed.

Reed Elsevier 2012 Interim Results     8

Operating and financial review

LexisNexis Legal & Professional

		£			€		%	%
	Six months ended 30 June			Six months ended 30 June
	2012 £m	2011 £m	Change %	2012 €m	2011 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue	780	779	0%	952	896	+6%	-1%	+1%

Adjusted operating profit	100	94	+6%	122	108	+13%	+7%	+2%
Adjusted operating margin	12.8%	12.1%	+0.7pts	12.8%	12.1%	+0.7pts

Underlying revenue growth of 1% was driven by electronic revenue growth across geographies, offsetting print declines, with margins slightly ahead year on year. In H1 we continued to develop our digital platforms and new product launches are receiving favourable feedback from customers.

Underlying revenues and adjusted operating profits were up 1% and 2% respectively.

In the US new sales to law firms and corporate customers grew well and usage of subscription products remained strong, with double digit growth in online searches. Litigation software & tools continued to generate good growth, reflecting new product launches and solid demand. Print and listings based revenues continued to decline.

The development of our new digital platforms and products is progressing well, and the releases of Lexis Advance have been well received by customers.

International markets outside the US saw continued format migration, and good growth in online legal research, and launches of new products and features.

Margins recovered slightly as process efficiencies more than offset continued development costs.

FY 2012 Outlook: The continuing build out of products and platforms will further strengthen our customer proposition in the US and international markets. However, the customer market environment remains subdued, albeit stable, limiting upside to revenue growth and further margin expansion.

Reed Elsevier 2012 Interim Results     9

Operating and financial review

Reed Exhibitions

		£			€		%	%
	Six months ended 30 June			Six months ended 30 June
	2012 £m	2011 £m	Change %	2012 €m	2011 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue	486	368	+32%	593	423	+40%	+33%	+23%

Adjusted operating profit	151	113	+34%	184	130	+42%	+34%	+30%
Adjusted operating margin	31.1%	30.7%	+0.4pts	31.1%	30.7%	+0.4pts

Reed Exhibitions delivered strong results, with underlying revenue growth of +23%. Excluding biennial cycling, underlying revenue growth was +12%, with positive H1 timing of some annual shows contributing around 4 percentage points to growth. During H1 we continued to expand in higher growth markets through organic launches, supported by small acquisitions.

Underlying revenue and adjusted operating profit grew 23% and 30% respectively.

The US and emerging markets generated double digit revenue growth excluding biennial cycling effects, with low to mid single digit growth in Europe.

New launch activity continued, with some 15 new events launched in the first half, primarily in high growth markets, leveraging our global sector groups and technology platforms. We also continued to support organic growth and build on our market leadership by completing a number of small but selective acquisitions in high growth markets, and buying out our joint venture in Brazil.

The margin improvement partially reflected the positive impact of show timing in H1.

FY 2012 Outlook: We continue to expect strong FY 2012 underlying revenue growth (excluding cycling), albeit moderated somewhat from the double digit rate that was achieved in H1 as the effect of annual show timing unwinds.

Reed Elsevier 2012 Interim Results     10

Operating and financial review

Reed Business Information

		£			€		%	%
	Six months ended 30 June			Six months ended 30 June
	2012 £m	2011 £m	Change %	2012 €m	2011 €m	Change %	Change at constant currencies	Underlying growth rates
Revenue	347	344	+1%	423	396	+7%	+2%	+1%

Adjusted operating profit	63	53	+19%	77	61	+26%	+19%	+10%
Adjusted operating margin	18.2%	15.4%	+2.8pts	18.2%	15.4%	+2.8pts

The transformation of Reed Business Information (RBI) continued in H1 2012 through the further development of data services businesses and selective disposals. The positive underlying revenue growth of +1% reflects a strong performance from data services, partially offset by continued declines in Other Magazines & Services. Focus on process efficiency and portfolio changes contributed to a significant improvement in profitability.

Underlying revenue and adjusted operating profits were up by 1% and 10% respectively.

Major Data Services, which accounted for over 30% of H1 revenues, continued to grow well. ICIS, BankersAccuity and XpertHR generated double digit revenue growth, partially offset by a weak US construction market at Reed Construction Data. Leading brands remained broadly stable. Other Business Magazines and Services, where most of our remaining print advertising is held, reported declines.

Recent data services acquisitions, including CBI China, Ascend and Accuity, performed well. The disposals of Totaljobs, MarketCast, and two small Other Magazines & Services businesses were completed, and plans to dispose of Variety and RBI Australia were announced.

Continued focus on process efficiency across the business and portfolio changes contributed to record H1 margins of 18%.

FY 2012 Outlook: We expect good growth in data services to continue, and leading brands to remain stable, partially offset by continued weakness in Other Magazines & Services.

Reed Elsevier 2012 Interim Results     11

Operating and financial review

FINANCIAL REVIEW

REED ELSEVIER COMBINED BUSINESSES

Reported figures

		£			€		%	%
	Six months ended 30 June			Six months ended 30 June
	2012 £m	2011 £m	Change %	2012 €m	2011 €m	Change %	Change at constant currencies	Underlying growth rates
Reported figures
Revenue	3,053	2,904	+5%	3,725	3,340	+12%	+5%	+5%
Operating profit	670	579	+16%	817	666	+23%	+15%
Profit before tax	666	476	+40%	813	547	+49%	+39%
Net profit	565	377	+50%	689	434	+59%	+48%
Net borrowings	3,318	3,404		4,114	3,779

(The reported figures include amortisation of acquired intangible assets, acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures that exclude these items are used by Reed Elsevier as additional performance measures and are discussed later below. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Constant currency growth rates are based on 2011 full year average and hedge exchange rates.)

Total revenue was £3,053m/€3,725m (2011: £2,904m/€3,340m), up 5% expressed in sterling and up 12% in euros. At constant currencies, revenue was up 5% compared with the prior first half. Underlying revenue growth was 5%, or 3% excluding the net cycling in of biennial exhibitions. This compares with underlying revenue growth of 1% in the prior first half, or 3% excluding biennial exhibition cycling. Revenue performance across the business is described in the Operating Review.

Reported operating profit, after amortisation of acquired intangible assets and acquisition related costs, was £670m/€817m (2011: £579m/€666m). The increase principally reflects the improved trading performance described in the Operating Review.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £166m/€203m (2011: £170m/€195m). Acquisition related costs amounted to £8m/€10m (2011: £18m/€21m). The decrease reflects completion of the ChoicePoint integration programme.

Disposals and other non operating gains were £103m/€127m (2011: £9m/€10m) principally arising from the divestment of a number of businesses, in particular Totaljobs, and fair value increases in the portfolio of venture capital investments.

Net finance costs were lower at £107m/€131m (2011: £112m/€129m), including the benefit of term debt redemptions.

The reported profit before tax was £666m/€813m (2011: £476m/€547m). The reported tax charge was £99m/€121m (2011: £97m/€111m). The reported net profit attributable to the parent companies’ shareholders was £565m/€689m (2011: £377m/€434m).

Reed Elsevier 2012 Interim Results     12

Operating and financial review

Adjusted figures

		£			€		%	%
	Six months ended 30 June			Six months ended 30 June
	2012 £m	2011 £m	Change %	2012 €m	2011 €m	Change %	Change at constant currencies	Underlying growth rates
Adjusted figures
Operating profit	845	774	+9%	1,031	890	+16%	+8%	+7%
Operating margin	27.7%	26.6%		27.7%	26.6%
Profit before tax	738	662	+11%	900	761	+18%	+11%
Net profit	561	506	+11%	685	582	+18%	+10%
Operating cash flow	778	692	+12%	949	796	+19%	+13%
Operating cash flow conversion	92%	89%		92%	89%

(Reed Elsevier uses adjusted figures as additional performance measures. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information.)

Adjusted operating profit was £845m/€1,031m (2011: £774m/€890m), up 9% expressed in sterling and 16% in euros. At constant currencies, adjusted operating profits were up 8%. Underlying growth in adjusted operating profits was 7%. Profit performance across the business is described in the Operating Review.

Total costs increased by 3% at constant currencies, including acquisitions and disposals. Underlying costs were up 4%, reflecting volume growth as well as organic investment in new product development and sales & marketing, partly offset by continued improvements in process efficiency.

The overall adjusted operating margin at 27.7% was 1.1 percentage points higher than in the prior first half. This included a 0.4 percentage point benefit to margin from portfolio change and a 0.1 percentage point benefit from the multi-year journal subscription currency hedging programme net of other currency translation effects.

Adjusted profit before tax was £738m/€900m (2011: £662m/€761m), up 11% expressed in sterling and 18% in euros, and up 11% at constant currencies, reflecting the increase in adjusted operating profits.

The effective tax rate on adjusted profit before tax at 23.7% was 0.4 percentage points higher than in the prior first half, reflecting the geographic mix of the net increase in pre-tax profits. The effective tax rate on adjusted profit before tax excludes movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and includes the benefit of tax amortisation where available on acquired goodwill and intangible assets. This more closely aligns with cash tax costs over the longer term. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Issues are raised during the course of regular tax audits such as the deductibility of interest on cross-border financing and transfer pricing. Although the outcome of open items cannot be predicted, no material adverse impact on results is expected from such issues.

The adjusted net profit attributable to shareholders of £561m/€685m (2011: £506m/€582m) was up 11% expressed in sterling and 18% in euros, and up 10% at constant currencies.

Reed Elsevier 2012 Interim Results     13

Operating and financial review

Cash flows

Adjusted operating cash flow was £778m/€949m (2011: £692m/€796m), up 12% expressed in sterling, and 19% in euros, and up 13% at constant currencies.

The rate of conversion of adjusted operating profits into cash flow in the first half was 92% (2011: 89%). The higher level of cash flow conversion compared with the prior first half reflects increased depreciation and movements in working capital. The adjusted operating cash flow for the last 12 months to 30 June 2012 was £1,601m/€1,895m (2011: £1,468m/€1,719m) representing a cash flow conversion rate of 94% (2011: 93%).

Capital expenditure included within adjusted operating cash flow was £150m/€183m (2011: £154m/€177m), including £121m/€148m (2011: £116m/€133m) in respect of capitalised development costs included within internally generated intangible assets, with capital expenditure for the year weighted to the second half. This reflects the sustained investment in new products and related infrastructure, particularly in the LexisNexis Legal & Professional business.

Free cash flow – after interest and taxation – was £552m/€673m (2011: £486m/€559m) before acquisition related spend and cash flows relating to prior year exceptional restructuring programmes. The increase compared with the prior first half is after higher taxes paid of £126m/€154m (2011: £104m/€120m), reflecting increased profitability and timing of tax payments.

Payments made in respect of acquisition related costs amounted to £25m/€30m (2011: £15m/€17m). Payments in respect of prior year exceptional restructuring programmes were £18m/€22m (2011: £33m/€38m), principally relating to vacant property costs. Net tax paid in the first half was reduced by £11m/€13m (2011: £2m/€2m) in respect of prior year exceptional restructuring spend.

Free cash flow before dividends was £520m/€634m (2011: £440m/€506m). Ordinary dividends paid to shareholders in the first half, being the prior year final dividends, amounted to £377m/€460m (2011: £363m/€417m). Free cash flow after dividends was £143m/€174m (2011: £77m/€89m).

Cash spend on acquisitions and other investments was £173m/€211m, including deferred consideration of £26m/€32m on past acquisitions. Gross cash proceeds from disposals in the first half amounted to £158m/€193m, including £7m/€8m from the sale of non-controlling interests, and net proceeds amounted to £125m/€152m, after related separation and transaction costs, additional pension scheme contributions, and working capital and other adjustments in respect of prior year transactions. Net tax paid in respect of acquisitions and disposals was £2m/€2m (2011: nil).

Net proceeds from the exercise of share options were £5m/€6m (2011: £7m/€8m). No share repurchases were made by the parent companies in the period (2011: nil) and no shares of the parent companies were purchased by the employee benefit trust (2011: nil).

Debt

Net borrowings at 30 June 2012 were £3,318m/€4,114m, a decrease of £115m/€5m since 31 December 2011. Excluding currency translation effects, net debt decreased by £86m/€104m, reflecting free cash flow and disposals proceeds less acquisition spend. Expressed in US dollars, net borrowings at 30 June 2012 were $5,203m, a decrease of $122m since 31 December 2011.

Reed Elsevier 2012 Interim Results     14

Operating and financial review

Gross borrowings, including fair value adjustments, at 30 June 2012 amounted to £3,850m/€4,774m (31 December 2011: £4,282m/€5,138m). The fair value of related derivative assets was £107m/€133m (31 December 2011: £123m/€148m). Cash balances totalled £425m/€527m (31 December 2011: £726m/€871m). As at 30 June 2012, after taking into account interest rate and currency derivatives, a total of 64% of Reed Elsevier’s gross borrowings were at fixed rates with a weighted average remaining life of 5.1 years and interest rate of 6%. Taking into account the cash balances and the fair value of derivatives, as at 30 June 2012, 74% of Reed Elsevier’s net borrowings were at fixed rates.

Net pension obligations, ie pension obligations less pension assets, at 30 June 2012 were £396m/€491m (31 December 2011: £242m/€290m) including a net deficit of £234m/€290m (31 December 2011: £87m/€104m) in respect of funded schemes with assets representing in aggregate 94% (31 December 2011: 98%) of pension obligations for these schemes. The increased deficit reflects an increase in liabilities following a reduction in discount rates over the period.

The ratio of net debt to adjusted 12 months trailing EBITDA (earnings before interest, tax, depreciation and amortisation) as at 30 June 2012 was 1.7x (31 December 2011: 1.8x), and 2.3x (31 December 2011: 2.3x) on a pensions and lease adjusted basis. Reed Elsevier targets ratios of net debt to adjusted EBITDA and free cash flow to net debt (both on a pensions and lease adjusted basis) over the longer term consistent with a solid investment grade credit rating.

Liquidity

In January 2012, $450m of US term debt maturing in June 2012 was redeemed early, taking advantage of the make-whole election. In April 2012, the second of two one year extension options was exercised on the $2.0bn committed bank facility, taking the maturity to June 2015. This back up facility provides security of funding for $2.0bn of short term debt. The strong free cash flow of the business, the available resources and back up facilities, and Reed Elsevier’s ability to access debt capital markets are expected to provide sufficient liquidity to repay or refinance borrowings as they mature.

Share repurchases

Reed Elsevier PLC and Reed Elsevier NV intend to apply the gross proceeds of divestments completed during 2012 to buy back ordinary shares, subject to market circumstances and evolving financing needs, to mitigate the dilutive effect on earnings per share of divestments, within the context of a strong balance sheet. Gross proceeds of divestments completed in the six months to 30 June 2012 amounted to £158m/€193m. The ratio of the respective ordinary shares to be bought back by the two companies will be set by reference to the equalisation ratio and the respective issued share capitals. The buybacks will take place within the limitations of the authorities granted to the Boards by the respective general meetings of shareholders.

Reed Elsevier 2012 Interim Results     15

Operating and financial review

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV			Change at constant currencies
	Six months ended 30 June			Six months ended 30 June
	2012 pence	2011 pence	Change %	2012 €	2011 €	Change %
Reported earnings per share	24.0p	15.8p	+52%	€0.47	€0.30	+57%
Adjusted earnings per share	24.7p	22.3p	+11%	€0.47	€0.40	+18%	+10%
Ordinary dividend per share	6.00p	5.65p	+6%	€0.130	€0.110	+18%

The reported earnings per share for Reed Elsevier PLC shareholders was 24.0p (2011: 15.8p) and for Reed Elsevier NV shareholders was €0.47 (2011: €0.30) reflecting the improved trading performance and net gains on disposals.

Adjusted earnings per share were up 11% at 24.7p (2011: 22.3p) and up 18% at €0.47 (2011: €0.40) for Reed Elsevier PLC and Reed Elsevier NV respectively. At constant currencies, the adjusted earnings per share of both companies increased by 10%.

The equalised interim dividends declared by the respective boards are 6.00p per share for Reed Elsevier PLC and €0.130 per share for Reed Elsevier NV, up 6% and 18% respectively against the prior year interim dividends. (The difference in growth rates in the equalised interim dividends reflects changes in the euro:sterling exchange rate since the prior year interim dividend announcement date from €1.14:£1 to €1.27:£1).

Dividend cover, based on adjusted earnings per share for the last 12 months to 30 June 2012, and the aggregate 2011 final and 2012 interim dividends, is 2.2 times (2011: 2.2x) for Reed Elsevier PLC and 2.0 times (2011: 1.9x) for Reed Elsevier NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

Reed Elsevier 2012 Interim Results     16

Operating and financial review

ACCOUNTING POLICIES

The combined financial information has been prepared in accordance with IAS34 – Interim Financial Reporting and Reed Elsevier accounting policies. Reed Elsevier accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union and issued by the International Accounting Standards Board, and are described on pages 88 to 93 of the Reed Elsevier Annual Reports and Financial Statements 2011. Financial information is presented in both sterling and euros. The interpretations and amendments to IFRS effective for 2012 have not had a significant impact on Reed Elsevier’s accounting policies or reporting.

Amendments to IAS19 - Employee Benefits (effective for the 2013 financial year)

With effect from 1 January 2013, IAS19 – Employee Benefits (revised) inter alia changes the methodology to be used in the calculation of the net pension financing credit or charge in relation to defined benefit pension schemes. Under the revised standard, pension asset returns included within the net pension financing credit or charge are to be calculated by reference to the discount rate of high quality corporate bonds (being also the discount rate applied in the calculation of pension obligations) and no longer based on the expected returns on scheme assets. Typically the effect will be to reduce the asset returns recognised in the income statement. As required under the revised standard, comparatives will be restated accordingly.

Adoption of IAS19 (revised) will have no impact on Reed Elsevier’s combined balance sheet or cash flows. The net pension financing credit or charge will, with effect from 1 January 2013, be presented within net finance costs in Reed Elsevier’s combined income statement, rather than within operating profit as currently reported. Given that the revised standard may introduce greater volatility to the income statement, following adoption on 1 January 2013 the net pension financing credit or charge will be excluded from the adjusted earnings figures used by Reed Elsevier as additional performance measures.

Had IAS19 (revised) and related presentation been in effect for the 2012 financial year, operating profit for the six months to 30 June 2012 would have been £13m/€16m lower (2011: £17m/€20m) and net finance costs would have been higher by £6m/€7m (2011: £5m/€6m). On an adjusted basis, profit before tax would have been £13m/€16m lower (2011: £17m/€20m). The balance sheet and cash flows would have been unchanged.

Reed Elsevier 2012 Interim Results     17

Operating and financial review

PRINCIPAL RISKS

The principal risks facing Reed Elsevier arise from the highly competitive and rapidly changing nature of our markets, the increasingly technological nature of our products and services, the international nature of our operations, legislative, fiscal and regulatory developments, and economic conditions in our markets. Certain businesses could also be affected by the impact on publicly funded and other customers of changes in funding and by cyclical pressures on advertising and promotional spending or through the availability of alternative free sources of information.

The principal risks and uncertainties which could affect the combined businesses for the remainder of the financial year remain unchanged from those set out on pages 48 to 50 of the Reed Elsevier Annual Reports and Financial Statements 2011, and are summarised below:

•	Demand for our products and services may be impacted by factors such as the economic environment in the US, Europe and other major economies, and government funding.

•

Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented which may impact demand for and pricing of our products and services.

•

A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, because of changes in the law or because data suppliers decide not to supply them, could adversely affect our products and services if we were unable to arrange for substitute sources in a timely manner or at all.

•

Our scientific, technical and medical (STM) primary publications, like those of most of our competitors, are principally published on a paid subscription basis. There is continuous debate in the government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from paid subscription publications.

•

Reed Elsevier’s businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue.

•

Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, changing legislation, regulatory changes, the entrance of new competitors and other factors. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue.

•

We acquire businesses to reshape and strengthen our portfolio. If we are unable to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions this could adversely affect our return on invested capital and financial condition.

•

Our businesses are increasingly dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. They could be adversely affected if our electronic delivery platforms and networks experience a significant failure, interruption, or security breach.

Reed Elsevier 2012 Interim Results     18

Operating and financial review

•

Our businesses maintain databases and information online, including personal information. Breaches of our data security or failure to comply with applicable legislation or regulatory or contractual requirements could damage our reputation and expose us to risk of loss or litigation and increased regulation.

•

Our organisational and operational structures have increased dependency on outsourced and offshored functions. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

•

We operate a number of pension schemes around the world, the largest schemes being of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. Adverse changes to inter alia asset values, discount rates or inflation could increase future pension costs and funding requirements.

•

Our businesses operate worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities or interpreted differently which could adversely affect our reported results.

•

The Reed Elsevier combined financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The US is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results.

•	Macro economic, political and market conditions may also adversely affect the availability of short and long term funding, volatility of interest rates, currency exchange rates and inflation.

•

As a world leading provider of professional information solutions to the Science, Medical, Risk, Legal and Business sectors we are expected to adhere to high standards of independence and ethical conduct. A breach of generally accepted ethical business standards could adversely affect our business performance, reputation and financial condition.

•

Reed Elsevier and its businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through our paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

Reed Elsevier 2012 Interim Results     19

Combined financial information

Condensed combined income statement

For the six months ended 30 June 2012

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2011 £m	2011 €m		2012 £m	2011 £m	2012 €m	2011 €m
6,002	6,902	Revenue	3,053	2,904	3,725	3,340
(2,126)	(2,445)	Cost of sales	(1,058)	(1,028)	(1,291)	(1,182)

3,876	4,457	Gross profit	1,995	1,876	2,434	2,158
(1,075)	(1,236)	Selling and distribution costs	(554)	(517)	(676)	(595)
(1,626)	(1,870)	Administration and other expenses	(786)	(798)	(959)	(918)

1,175	1,351	Operating profit before joint ventures	655	561	799	645
30	35	Share of results of joint ventures	15	18	18	21

1,205	1,386	Operating profit	670	579	817	666

17	20	Finance income	5	9	6	10
(252)	(290)	Finance costs	(112)	(121)	(137)	(139)

(235)	(270)	Net finance costs	(107)	(112)	(131)	(129)

(22)	(26)	Disposals and other non operating items	103	9	127	10

948	1,090	Profit before tax	666	476	813	547
(181)	(208)	Taxation	(99)	(97)	(121)	(111)

767	882	Net profit for the period	567	379	692	436

		Attributable to:
760	874	Parent companies’ shareholders	565	377	689	434
7	8	Non-controlling interests	2	2	3	2

767	882	Net profit for the period	567	379	692	436

Adjusted profit figures are presented in notes 2 and 4 as additional performance measures.

Condensed combined statement of comprehensive income

For the six months ended 30 June 2012

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2011 £m	2011 €m		2012 £m	2011 £m	2012 €m	2011 €m
767	882	Net profit for the period	567	379	692	436

32	107	Exchange differences on translation of foreign operations	(38)	(34)	43	(158)
(113)	(130)	Actuarial losses on defined benefit pension schemes	(202)	(7)	(246)	(8)
(1)	(1)	Fair value movements on available for sale investments	—	—	—	—
—	—	Transfer to net profit on disposal of available for sale investments	11	—	13	—
(24)	(28)	Fair value movements on cash flow hedges	13	21	16	24
37	43	Transfer to net profit from hedge reserve (net of tax)	10	19	12	22
42	48	Tax recognised directly in equity	59	(1)	72	(1)

(27)	39	Other comprehensive (expense)/income for the period	(147)	(2)	(90)	(121)

740	921	Total comprehensive income for the period	420	377	602	315

		Attributable to:
733	913	Parent companies’ shareholders	418	375	599	313
7	8	Non-controlling interests	2	2	3	2

740	921	Total comprehensive income for the period	420	377	602	315

Reed Elsevier 2012 Interim Results     20

Combined financial information

Condensed combined statement of cash flows

For the six months ended 30 June 2012

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2011 £m	2011 €m		2012 £m	2011 £m	2012 €m	2011 €m
		Cash flows from operating activities
1,735	1,995	Cash generated from operations	862	780	1,052	897
(247)	(284)	Interest paid	(106)	(108)	(129)	(124)
12	14	Interest received	6	6	7	7
(218)	(251)	Tax paid (net)	(117)	(102)	(143)	(118)

1,282	1,474	Net cash from operating activities	645	576	787	662

		Cash flows from investing activities
(481)	(553)	Acquisitions	(173)	(115)	(211)	(132)
(265)	(305)	Expenditure on internally developed intangible assets	(121)	(116)	(148)	(133)
(85)	(98)	Purchases of property, plant and equipment	(29)	(38)	(35)	(44)
7	8	Proceeds from disposals of property, plant and equipment	7	2	8	2
(10)	(11)	Purchase of investments	–	(6)	–	(7)
80	92	Net proceeds of other disposals	118	19	144	22
33	38	Dividends received from joint ventures	16	16	20	19

(721)	(829)	Net cash used in investing activities	(182)	(238)	(222)	(273)

		Cash flows from financing activities
(497)	(572)	Dividends paid to shareholders of the parent companies	(377)	(363)	(460)	(417)
(9)	(10)	Distributions to non-controlling interests	(1)	(3)	(1)	(4)
210	241	(Decrease)/increase in short term bank loans, overdrafts and commercial paper	(42)	88	(51)	101
(248)	(285)	Repayment of other loans	(328)	(69)	(400)	(79)
(22)	(25)	Repayment of finance leases	(2)	(1)	(2)	(1)
(48)	(55)	Disposal/(acquisition) of non-controlling interests	7	–	8	–
9	10	Proceeds on issue of ordinary shares	5	7	6	8

(605)	(696)	Net cash used in financing activities	(738)	(341)	(900)	(392)

(44)	(51)	Decrease in cash and cash equivalents	(275)	(3)	(335)	(3)

		Movement in cash and cash equivalents
742	868	At start of period	726	742	871	868
(44)	(51)	Decrease in cash and cash equivalents	(275)	(3)	(335)	(3)
28	54	Exchange translation differences	(26)	45	(9)	5

726	871	At end of period	425	784	527	870

Adjusted operating cash flow figures are presented in note 4 as additional performance measures.

Reed Elsevier 2012 Interim Results     21

Combined financial information

Condensed combined statement of financial position

As at 30 June 2012

				£		€
As at 31 December			As at 30 June		As at 30 June
2011 £m	2011 €m		2012 £m	2011 £m	2012 €m	2011 €m
		Non-current assets
4,729	5,675	Goodwill	4,770	4,450	5,915	4,940
3,494	4,192	Intangible assets	3,431	3,350	4,254	3,718
124	149	Investments in joint ventures	95	134	118	149
64	77	Other investments	95	54	118	60
288	346	Property, plant and equipment	266	286	330	317
—	—	Net pension assets	—	35	—	39
212	254	Deferred tax assets	43	146	53	162

8,911	10,693		8,700	8,455	10,788	9,385

		Current assets
190	228	Inventories and pre-publication costs	178	221	221	245
1,483	1,780	Trade and other receivables	1,129	1,200	1,400	1,332
149	179	Derivative financial instruments	155	169	192	188
726	871	Cash and cash equivalents	425	784	527	870

2,548	3,058		1,887	2,374	2,340	2,635

44	53	Assets held for sale	63	—	78	—

11,503	13,804	Total assets	10,650	10,829	13,206	12,020

		Current liabilities
2,657	3,188	Trade and other payables	2,269	2,308	2,814	2,562
69	83	Derivative financial instruments	44	46	55	51
982	1,178	Borrowings	1,191	969	1,477	1,076
677	813	Taxation	689	664	854	737
39	47	Provisions	42	50	52	55

4,424	5,309		4,235	4,037	5,252	4,481

		Non-current liabilities
3,300	3,960	Borrowings	2,659	3,355	3,297	3,724
1,236	1,483	Deferred tax liabilities	957	1,157	1,187	1,284
242	290	Net pension obligations	396	190	491	211
87	105	Provisions	102	79	126	88

4,865	5,838		4,114	4,781	5,101	5,307

17	21	Liabilities associated with assets held for sale	31	—	38	—

9,306	11,168	Total liabilities	8,380	8,818	10,391	9,788

2,197	2,636	Net assets	2,270	2,011	2,815	2,232

		Capital and reserves
223	268	Combined share capitals	222	226	275	251
2,723	3,268	Combined share premiums	2,674	2,845	3,316	3,158
(663)	(796)	Combined shares held in treasury	(646)	(685)	(801)	(760)
88	297	Translation reserve	84	(55)	292	132
(199)	(431)	Other combined reserves	(92)	(351)	(302)	(583)

2,172	2,606	Combined shareholders’ equity	2,242	1,980	2,780	2,198
25	30	Non-controlling interests	28	31	35	34

2,197	2,636	Total equity	2,270	2,011	2,815	2,232

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 25 July 2012.

Reed Elsevier 2012 Interim Results     22

Combined financial information

Condensed combined statement of changes in equity

For the six months ended 30 June 2012

								£
	Combined shareholders’ equity
	Combined share capitals	Combined share premiums	Combined shares held in treasury	Translation reserve	Other combined reserves	Total	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2012	223	2,723	(663)	88	(199)	2,172	25	2,197
Total comprehensive income for the period	—	—	—	(38)	456	418	2	420
Dividends paid	—	—	—	—	(377)	(377)	(1)	(378)
Issue of ordinary shares, net of expenses	—	5	—	—	—	5	—	5
Increase in share based remuneration reserve	—	—	—	—	18	18	—	18
Settlement of share awards	—	—	7	—	(7)	—	—	—
Acquisitions	—	—	—	—	—	—	1	1
Disposal of non-controlling interests	—	—	—	—	6	6	1	7
Exchange differences on translation of capital and reserves	(1)	(54)	10	34	11	—	—	—

Balance at 30 June 2012	222	2,674	(646)	84	(92)	2,242	28	2,270

Balance at 1 January 2011	224	2,754	(677)	29	(387)	1,943	27	1,970
Total comprehensive income for the period	—	—	—	(34)	409	375	2	377
Dividends paid	—	—	—	—	(363)	(363)	(3)	(366)
Issue of ordinary shares, net of expenses	—	7	—	—	—	7	—	7
Increase in share based remuneration reserve	—	—	—	—	18	18	—	18
Settlement of share awards	—	—	8	—	(8)	—	—	—
Acquisitions	—	—	—	—	—	—	6	6
Exchange differences on translation of capital and reserves	2	84	(16)	(50)	(20)	—	(1)	(1)

Balance at 30 June 2011	226	2,845	(685)	(55)	(351)	1,980	31	2,011

Balance at 1 January 2011	224	2,754	(677)	29	(387)	1,943	27	1,970
Total comprehensive income for the year	—	—	—	32	701	733	7	740
Dividends paid	—	—	—	—	(497)	(497)	(9)	(506)
Issue of ordinary shares, net of expenses	—	9	—	—	—	9	—	9
Increase in share based remuneration reserve	—	—	—	—	27	27	—	27
Settlement of share awards	—	—	7	—	(7)	—	—	—
Acquisitions	—	—	—	—	—	—	5	5
Acquisitions of non-controlling interests	—	—	—	—	(43)	(43)	(5)	(48)
Exchange differences on translation of capital and reserves	(1)	(40)	7	27	7	—	—	—

Balance at 31 December 2011	223	2,723	(663)	88	(199)	2,172	25	2,197

Reed Elsevier 2012 Interim Results     23

Combined financial information

Condensed combined statement of changes in equity

For the six months ended 30 June 2012

								€
	Combined shareholders’ equity
	Combined share capitals	Combined share premiums	Combined shares held in treasury	Translation reserve	Other combined reserves	Total	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m	€m
Balance at 1 January 2012	268	3,268	(796)	297	(431)	2,606	30	2,636
Total comprehensive income for the period	—	—	—	43	556	599	3	602
Dividends paid	—	—	—	—	(460)	(460)	(1)	(461)
Issue of ordinary shares, net of expenses	—	6	—	—	—	6	—	6
Increase in share based remuneration reserve	—	—	—	—	22	22	—	22
Settlement of share awards	—	—	9	—	(9)	—	—	—
Acquisitions	—	—	—	—	—	—	1	1
Disposal of non-controlling interests	—	—	—	—	7	7	1	8
Exchange differences on translation of capital and reserves	7	42	(14)	(48)	13	—	1	1

Balance at 30 June 2012	275	3,316	(801)	292	(302)	2,780	35	2,815

Balance at 1 January 2011	262	3,222	(792)	229	(648)	2,273	32	2,305
Total comprehensive income for the period	—	—	—	(158)	471	313	2	315
Dividends paid	—	—	—	—	(417)	(417)	(4)	(421)
Issue of ordinary shares, net of expenses	—	8	—	—	—	8	—	8
Increase in share based remuneration reserve	—	—	—	—	21	21	—	21
Settlement of share awards	—	—	9	—	(9)	—	—	—
Acquisitions	—	—	—	—	—	—	7	7
Exchange differences on translation of capital and reserves	(11)	(72)	23	61	(1)	—	(3)	(3)

Balance at 30 June 2011	251	3,158	(760)	132	(583)	2,198	34	2,232

Balance at 1 January 2011	262	3,222	(792)	229	(648)	2,273	32	2,305
Total comprehensive income for the year	—	—	—	107	806	913	8	921
Dividends paid	—	—	—	—	(572)	(572)	(10)	(582)
Issue of ordinary shares, net of expenses	—	10	—	—	—	10	—	10
Increase in share based remuneration reserve	—	—	—	—	31	31	—	31
Settlement of share awards	—	—	8	—	(8)	—	—	—
Acquisitions	—	—	—	—	—	—	6	6
Acquisitions of non-controlling interests	—	—	—	—	(49)	(49)	(6)	(55)
Exchange differences on translation of capital and reserves	6	36	(12)	(39)	9	—	—	—

Balance at 31 December 2011	268	3,268	(796)	297	(431)	2,606	30	2,636

Reed Elsevier 2012 Interim Results     24

Notes to the combined financial information

1	Basis of preparation

The Reed Elsevier condensed combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“Reed Elsevier” or “the combined businesses”).

The combined financial information has been prepared in accordance with IAS34 – Interim Financial Reporting and the Reed Elsevier accounting policies. Reed Elsevier accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union and issued by the International Accounting Standards Board, and are described on pages 88 to 93 of the Reed Elsevier Annual Reports and Financial Statements 2011. Financial information is presented in both sterling and euros. The interpretations and amendments to IFRS effective for 2012 have not had a significant impact on Reed Elsevier’s accounting policies or reporting.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the combined financial information for the six months ended 30 June 2012.

The combined financial information for the six months ended 30 June 2012 and the comparative amounts to 30 June 2011 are unaudited but have been reviewed by the auditors. The combined financial information for the year ended 31 December 2011 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2011, which received an unqualified audit report.

2	Segment analysis

Reed Elsevier’s reported segments are based on the internal reporting structure and financial information provided to the Chief Executive Officer and Boards.

Adjusted operating profit is the key segmental profit measure used by Reed Elsevier in assessing performance. Adjusted operating profit is defined as operating profit before the amortisation of acquired intangible assets and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Adjusted operating profit is reconciled to reported figures in note 4.

Reed Elsevier 2012 Interim Results     25

Notes to the combined financial information

2	Segment analysis (continued)

Revenue

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2011 £m	2011 €m		2012 £m	2011 £m	2012 €m	2011 €m
		Business segment
2,058	2,367	Elsevier	978	961	1,193	1,105
908	1,044	LexisNexis Risk Solutions	462	452	564	520
1,634	1,879	LexisNexis Legal & Professional	780	779	952	896
707	813	Reed Exhibitions	486	368	593	423
695	799	Reed Business Information	347	344	423	396

6,002	6,902	Total	3,053	2,904	3,725	3,340

		Geographical origin
3,103	3,569	North America	1,553	1,511	1,895	1,738
947	1,089	United Kingdom	474	453	578	521
616	708	The Netherlands	310	304	378	350
783	900	Rest of Europe	388	368	474	423
553	636	Rest of world	328	268	400	308

6,002	6,902	Total	3,053	2,904	3,725	3,340

		Geographical market
3,219	3,702	North America	1,565	1,572	1,910	1,808
485	558	United Kingdom	223	233	272	268
189	217	The Netherlands	83	96	101	111
1,095	1,259	Rest of Europe	581	521	709	599
1,014	1,166	Rest of world	601	482	733	554

6,002	6,902	Total	3,053	2,904	3,725	3,340

Adjusted operating profit

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2011 £m	2011 €m		2012 £m	2011 £m	2012 €m	2011 €m
		Business segment
768	883	Elsevier	352	343	430	394
362	416	LexisNexis Risk Solutions	191	178	233	205
229	263	LexisNexis Legal & Professional	100	94	122	108
167	192	Reed Exhibitions	151	113	184	130
110	127	Reed Business Information	63	53	77	61

1,636	1,881	Subtotal	857	781	1,046	898

(44)	(50)	Corporate costs	(25)	(24)	(31)	(28)
34	39	Unallocated net pension financing credit	13	17	16	20

1,626	1,870	Total	845	774	1,031	890

Reed Elsevier 2012 Interim Results     26

Notes to the combined financial information

2	Segment analysis (continued)

Operating profit

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2011 £m	2011 €m		2012 £m	2011 £m	2012 €m	2011 €m
		Business segment
695	799	Elsevier	315	306	384	352
181	208	LexisNexis Risk Solutions	135	97	165	112
144	166	LexisNexis Legal & Professional	58	54	71	62
132	152	Reed Exhibitions	134	95	163	109
68	78	Reed Business Information	40	34	49	39

1,220	1,403	Subtotal	682	586	832	674

(49)	(56)	Corporate costs	(25)	(24)	(31)	(28)
34	39	Unallocated net pension financing credit	13	17	16	20

1,205	1,386	Total	670	579	817	666

The unallocated net pension financing credit of £13m/€16m (2011: £17m/€20m) comprises the expected return on pension scheme assets of £111m/€135m (2011: £117m/€135m) less interest on pension scheme liabilities of £98m/€119m (2011: £100m/€115m).

3	Combined statement of cash flows

Reconciliation of operating profit before joint ventures to cash generated from operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2011 £m	2011 €m		2012 £m	2011 £m	2012 €m	2011 €m
1,175	1,351	Operating profit before joint ventures	655	561	799	645

355	408	Amortisation of acquired intangible assets	165	168	201	193
132	152	Amortisation of internally developed intangible assets	75	59	92	68
75	86	Depreciation of property, plant and equipment	38	36	46	41
27	31	Share based remuneration	18	18	22	21

589	677	Total non cash items	296	281	361	323

(29)	(33)	Movement in working capital	(89)	(62)	(108)	(71)

1,735	1,995	Cash generated from operations	862	780	1,052	897

Reed Elsevier 2012 Interim Results     27

Notes to the combined financial information

3	Combined statement of cash flows (continued)

Reconciliation of net borrowings

		£
Year ended 31 December					Six months ended 30 June
2011 £m		Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2012 £m	2011 £m
(3,455)	At start of period	726	(4,282)	123	(3,433)	(3,455)

(44)	Decrease in cash and cash equivalents	(275)	—	—	(275)	(3)
60	Decrease/(increase) in borrowings	—	372	—	372	(18)

16	Changes resulting from cash flows	(275)	372	—	97	(21)

(18)	Borrowings in acquired businesses	—	—	—	—	(18)
(8)	Inception of finance leases	—	(7)	—	(7)	(3)
8	Fair value adjustments and transfers	—	10	(14)	(4)	5
24	Exchange translation differences	(26)	57	(2)	29	88

(3,433)	At end of period	425	(3,850)	107	(3,318)	(3,404)

						€
Year ended 31 December					Six months ended 30 June
2011 €m		Cash & cash equivalents €m	Borrowings €m	Related derivative financial instruments €m	2012 €m	2011 €m
(4,043)	At start of period	871	(5,138)	148	(4,119)	(4,043)

(51)	Decrease in cash and cash equivalents	(335)	—	—	(335)	(3)
69	Decrease/(increase) in borrowings	—	453	—	453	(21)

18	Changes resulting from cash flows	(335)	453	—	118	(24)

(21)	Borrowings in acquired businesses	—	—	—	—	(21)
(9)	Inception of finance leases	—	(9)	—	(9)	(3)
9	Fair value adjustments and transfers	—	12	(17)	(5)	6
(73)	Exchange translation differences	(9)	(92)	2	(99)	306

(4,119)	At end of period	527	(4,774)	133	(4,114)	(3,779)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

Reed Elsevier 2012 Interim Results     28

Notes to the combined financial information

3	Combined statement of cash flows (continued)

Borrowings by year of repayment

				£		€
As at 31 December			As at 30 June		As at 30 June
2011 £m	2011 €m		2012 £m	2011 £m	2012 €m	2011 €m
982	1,178	Within 1 year	1,191	969	1,477	1,076

621	745	Within 1 to 2 years	716	719	888	798
727	873	Within 2 to 3 years	125	743	155	825
189	227	Within 3 to 4 years	64	120	79	133
401	481	Within 4 to 5 years	423	63	525	70
1,362	1,634	After 5 years	1,331	1,710	1,650	1,898

3,300	3,960	After 1 year	2,659	3,355	3,297	3,724

4,282	5,138	Total	3,850	4,324	4,774	4,800

Short term bank loans, overdrafts and commercial paper were backed up at 30 June 2012 by a $2,000m (£1,275m/€1,581m) committed bank facility, which was undrawn. This back up facility provides security of funding for $2,000m of short term debt to June 2015.

Reed Elsevier 2012 Interim Results     29

Notes to the combined financial information

4	Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before the amortisation of acquired intangible assets, acquisition related costs, disposal gains and losses and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Acquisition related costs relate to acquisition integration and professional and other transaction related fees and adjustments to deferred and contingent consideration. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure but before payments in relation to prior year exceptional restructuring programmes and acquisition related costs. Adjusted figures are derived as follows:

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2011 £m	2011 €m		2012 £m	2011 £m	2012 €m	2011 €m
1,205	1,386	Operating profit	670	579	817	666
		Adjustments:
359	413	Amortisation of acquired intangible assets	166	170	203	195
52	59	Acquisition related costs	8	18	10	21
(1)	(1)	Share of disposal profit in joint ventures	—	—	—	—
11	13	Reclassification of tax in joint ventures	1	7	1	8

1,626	1,870	Adjusted operating profit	845	774	1,031	890

948	1,090	Profit before tax	666	476	813	547
		Adjustments:
359	413	Amortisation of acquired intangible assets	166	170	203	195
52	59	Acquisition related costs	8	18	10	21
11	13	Reclassification of tax in joint ventures	1	7	1	8
21	25	Disposals and other non operating items	(103)	(9)	(127)	(10)

1,391	1,600	Adjusted profit before tax	738	662	900	761

760	874	Net profit attributable to parent companies’ shareholders	565	377	689	434
		Adjustments (post-tax):
355	408	Amortisation of acquired intangible assets	171	177	209	204
33	38	Acquisition related costs	6	12	8	14
16	19	Disposals and other non operating items	(136)	(11)	(166)	(13)
(104)	(120)	Deferred tax credits on acquired intangible assets not expected to crystallise in the near term	(45)	(49)	(55)	(57)

1,060	1,219	Adjusted net profit attributable to parent companies’ shareholders	561	506	685	582

1,735	1,995	Cash generated from operations	862	780	1,052	897
33	38	Dividends received from joint ventures	16	16	20	19
(85)	(98)	Purchases of property, plant and equipment	(29)	(38)	(35)	(44)
7	8	Proceeds from disposals of property, plant and equipment	7	2	8	2
(265)	(305)	Expenditure on internally developed intangible assets	(121)	(116)	(148)	(133)
52	60	Payments relating to exceptional restructuring costs	18	33	22	38
38	44	Payments relating to acquisition related costs	25	15	30	17

1,515	1,742	Adjusted operating cash flow	778	692	949	796

Reed Elsevier 2012 Interim Results     30

Notes to the combined financial information

5	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2011 £m	2011 €m		2012 £m	2011 £m	2012 €m	2011 €m
(170)	(199)	At start of period	(242)	(170)	(290)	(199)
(57)	(65)	Service cost (including curtailment credits of nil (2011: £5m/€6m))	(31)	(28)	(38)	(32)
(201)	(231)	Interest on pension scheme liabilities	(98)	(100)	(119)	(115)
235	270	Expected return on scheme assets	111	117	135	135
(113)	(130)	Actuarial losses	(202)	(7)	(246)	(8)
66	76	Contributions by employer	64	31	78	36
(2)	(11)	Exchange translation differences	2	2	(11)	11

(242)	(290)	At end of period	(396)	(155)	(491)	(172)

The net pension deficit comprises:

				£		€
As at 31 December			As at 30 June		As at 30 June
2011 £m	2011 €m		2012 £m	2011 £m	2012 €m	2011 €m
3,634	4,361	Fair value of scheme assets	3,734	3,585	4,630	3,979
(3,721)	(4,465)	Defined benefit obligations of funded schemes	(3,968)	(3,594)	(4,920)	(3,989)

(87)	(104)	Net deficit of funded schemes	(234)	(9)	(290)	(10)
(155)	(186)	Defined benefit obligations of unfunded schemes	(162)	(146)	(201)	(162)

(242)	(290)	Net deficit	(396)	(155)	(491)	(172)

6	Provisions

The amount recognised in the statement of financial position in respect of provisions at the start and end of the period and the movements during the period were as follows:

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2011 £m	2011 €m		2012 £m	2011 £m	2012 €m	2011 €m
159	186	At start of period	126	159	152	186
16	18	Charged	40	9	49	10
(49)	(56)	Utilised	(21)	(37)	(26)	(43)
—	4	Exchange translation differences	(1)	(2)	3	(10)

126	152	At end of period	144	129	178	143

The amount as at 30 June 2012 comprises property provisions of £134m/€166m (2011: £100m/€111m), relating to sub-lease shortfalls and guarantees given in respect of certain property leases, and restructuring provisions of £10m/€12m (2011: £29m/€32m).

7	Related party transactions

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier in the six months ended 30 June 2012.

Reed Elsevier 2012 Interim Results     31

Notes to the combined financial information

8	Exchange translation rates

In preparing the combined financial information the following exchange rates have been applied:

Year ended 31 December 2011			Income statement		Statement of financial position
Income statement	Statement of financial position		30 June 2012	30 June 2011	30 June 2012	30 June 2011
1.15	1.20	Euro to sterling	1.22	1.15	1.24	1.11
1.60	1.55	US dollars to sterling	1.58	1.62	1.57	1.61
1.39	1.29	US dollars to euro	1.30	1.41	1.27	1.45

Reed Elsevier 2012 Interim Results     32

Reed Elsevier PLC

Summary financial information

Condensed consolidated income statement

For the six months ended 30 June 2012

			£
Year ended 31 December		Six months ended 30 June
2011 £m		2012 £m	2011 £m
(2)	Administrative expenses	—	—
(13)	Effect of tax credit equalisation on distributed earnings	(10)	(9)
404	Share of results of joint ventures	298	198

389	Operating profit	288	189
1	Finance income	1	1

390	Profit before tax	289	190
(1)	Taxation	—	—

389	Net profit attributable to ordinary shareholders	289	190

Condensed consolidated statement of comprehensive income

For the six months ended 30 June 2012

			£
Year ended 31 December		Six months ended 30 June
2011 £m		2012 £m	2011 £m
389	Net profit attributable to ordinary shareholders	289	190
(14)	Share of joint ventures’ other comprehensive expense for the period	(78)	(1)

375	Total comprehensive income for the period	211	189

Earnings per ordinary share

For the six months ended 30 June 2012

£
Year ended 31 December		Six months ended 30 June
2011 pence		2012 pence	2011 pence
32.4p	Basic earnings per share	24.0p	15.8p
32.1p	Diluted earnings per share	23.8p	15.6p

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2012 Interim Results     33

Reed Elsevier PLC

Summary financial information

Condensed consolidated statement of cash flows

For the six months ended 30 June 2012

			£
Year ended 31 December		Six months ended 30 June
2011 £m		2012 £m	2011 £m
	Cash flows from operating activities
(2)	Cash used by operations	—	—
1	Interest received	1	1
(1)	Tax paid	(1)	(1)

(2)	Net cash used in operating activities	—	—

	Cash flows from investing activities
600	Dividends received from joint ventures	73	—

600	Net cash from investing activities	73	—

	Cash flows from financing activities
(248)	Equity dividends paid	(191)	(180)
8	Proceeds on issue of ordinary shares	4	6
(358)	Decrease/(increase) in net funding balances due from joint ventures	114	174

(598)	Net cash used in financing activities	(73)	—

—	Movement in cash and cash equivalents	—	—

Condensed consolidated statement of financial position

As at 30 June 2012

			£
As at 31 December		As at 30 June
2011 £m		2012 £m	2011 £m
	Non-current assets
1,158	Investments in joint ventures	1,194	1,055

1,158	Total assets	1,194	1,055

	Current liabilities
9	Taxation	8	8

9	Total liabilities	8	8

1,149	Net assets	1,186	1,047

	Capital and reserves
180	Called up share capital	180	180
1,176	Share premium account	1,180	1,174
(308)	Shares held in treasury (including in joint ventures)	(304)	(308)
4	Capital redemption reserve	4	4
159	Translation reserve	139	124
(62)	Other reserves	(13)	(127)

1,149	Total equity	1,186	1,047

Approved by the board of directors, 25 July 2012.

Reed Elsevier 2012 Interim Results     34

Reed Elsevier PLC

Summary financial information

Condensed consolidated statement of changes in equity

For the six months ended 30 June 2012

							£
	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at 1 January 2012	180	1,176	(308)	4	159	(62)	1,149
Total comprehensive income for the period	—	—	—	—	(20)	231	211
Equity dividends paid	—	—	—	—	—	(191)	(191)
Issue of ordinary shares, net of expenses	—	4	—	—	—	—	4
Share of joint ventures’ settlement of share awards	—	—	4	—	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	10	10
Share of joint ventures’ disposal of non-controlling interest	—	—	—	—	—	3	3

Balance at 30 June 2012	180	1,180	(304)	4	139	(13)	1,186

Balance at 1 January 2011	180	1,168	(312)	4	142	(154)	1,028
Total comprehensive income for the period	—	—	—	—	(18)	207	189
Equity dividends paid	—	—	—	—	—	(180)	(180)
Issue of ordinary shares, net of expenses	—	6	—	—	—	—	6
Share of joint ventures’ settlement of share awards	—	—	4	—	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	10	10
Equalisation adjustments	—	—	—	—	—	(6)	(6)

Balance at 30 June 2011	180	1,174	(308)	4	124	(127)	1,047

Balance at 1 January 2011	180	1,168	(312)	4	142	(154)	1,028
Total comprehensive income for the year	—	—	—	—	17	358	375
Equity dividends paid	—	—	—	—	—	(248)	(248)
Issue of ordinary shares, net of expenses	—	8	—	—	—	—	8
Share of joint ventures’ settlement of share awards	—	—	4	—	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	14	14
Share of joint ventures’ acquisition of non-controlling interest	—	—	—	—	—	(23)	(23)
Equalisation adjustments	—	—	—	—	—	(5)	(5)

Balance at 31 December 2011	180	1,176	(308)	4	159	(62)	1,149

Reed Elsevier 2012 Interim Results     35

Reed Elsevier PLC

Summary financial information

Notes to the summary financial information

1	Basis of preparation

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings.

The summary financial information has been prepared in accordance with IAS34 – Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier PLC. The Reed Elsevier PLC group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union and as issued by the International Accounting Standards Board, and are set out on page 148 of the Reed Elsevier Annual Reports and Financial Statements 2011.

Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.

The directors of Reed Elsevier PLC, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the six months ended 30 June 2012.

The summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The interim figures for the six months ended 30 June 2012 and the comparative amounts to 30 June 2011 have been reviewed by the auditors but are unaudited. The summary financial information for the year ended 31 December 2011 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2011, which have been filed with the UK Registrar of Companies and received an unqualified audit report.

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted net profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

						£
Year ended 31 December			Six months ended 30 June
Net profit attributable to ordinary shareholders	Basic earnings per share		Net profit attributable to ordinary shareholders		Basic earnings per share
2011 £m	2011 pence		2012 £m	2011 £m	2012 pence	2011 pence
389	32.4p	Reported figures	289	190	24.0p	15.8p
13	1.0p	Effect of tax credit equalisation on distributed earnings	10	9	0.8p	0.8p

402	33.4p	Net profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	299	199	24.8p	16.6p
159	13.3p	Share of adjustments in joint ventures	(2)	69	(0.1)p	5.7p

561	46.7p	Adjusted figures	297	268	24.7p	22.3p

3 Dividends

During the six months ended 30 June 2012, the 2011 final dividend of 15.9p per ordinary share was paid at a cost of £191m (2011: 2010 final dividend 15.0p per ordinary share; £180m). On 25 July 2012 an interim dividend of 6.00p per ordinary share (2011: 2011 interim dividend 5.65p per ordinary share) was declared by the directors of Reed Elsevier PLC. The 2012 interim dividend will be paid on the ordinary shares on 31 August 2012, with ex-dividend and record dates of 8 August 2012 and 10 August 2012 respectively. The cost of this dividend of £72m (2011 interim: £68m) will be recognised when paid.

Reed Elsevier 2012 Interim Results     36

Reed Elsevier PLC

Summary financial information

3	Dividends (continued)

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

4	Share capital and treasury shares

Year ended 31 December		Six months ended 30 June
2011				2012	2011
Shares in issue net of treasury shares millions		Shares in issue millions	Treasury shares millions	Shares in issue net of treasury shares millions	Shares in issue net of treasury shares millions
	Number of ordinary shares
1,200.4	At start of period	1,250.9	(48.3)	1,202.6	1,200.4
1.6	Issue of ordinary shares	0.9	—	0.9	1.1
0.6	Net release of shares by employee benefit trust	—	0.6	0.6	0.6

1,202.6	At end of period	1,251.8	(47.7)	1,204.1	1,202.1

1,202.0	Average number of ordinary shares during the period			1,203.7	1,201.5

5	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £3,497m at 30 June 2012 (31 December 2011: £3,920m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier PLC in the six months ended 30 June 2012.

Reed Elsevier 2012 Interim Results     37

Reed Elsevier NV

Summary financial information

Condensed consolidated income statement

For the six months ended 30 June 2012

			€
Year ended 31 December		Six months ended 30 June
2011 €m		2012 €m	2011 €m
(2)	Administrative expenses	(1)	(1)
420	Share of results of joint ventures	341	211

418	Operating profit	340	210
20	Finance income	6	9

438	Profit before tax	346	219
(1)	Taxation	(1)	(2)

437	Net profit attributable to ordinary shareholders	345	217

Condensed consolidated statement of comprehensive income

For the six months ended 30 June 2012

			€
Year ended 31 December		Six months ended 30 June
2011 €m		2012 €m	2011 €m
437	Net profit attributable to ordinary shareholders	345	217
20	Share of joint ventures’ other comprehensive (expense)/income for the period	(45)	(60)

457	Total comprehensive income for the period	300	157

Earnings per ordinary share

For the six months ended 30 June 2012

			€
Year ended 31 December		Six months ended 30 June
2011 €		2012 €	2011 €
€0.59	Basic earnings per share	€0.47	€0.30
€0.59	Diluted earnings per share	€0.46	€0.29

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2012 Interim Results     38

Reed Elsevier NV

Summary financial information

Condensed consolidated statement of cash flows

For the six months ended 30 June 2012

			€
Year ended 31 December		Six months ended 30 June
2011 €m		2012 €m	2011 €m
	Cash flows from operating activities
(3)	Cash used by operations	(2)	(2)
20	Interest received	7	10
(5)	Tax paid	—	(2)

12	Net cash from operating activities	5	6

	Cash flows from investing activities
—	Dividends received from joint ventures	138	—

—	Net cash from investing activities	138	—

	Cash flows from financing activities
(289)	Equity dividends paid	(228)	(212)
2	Proceeds on issue of ordinary shares	1	2
275	Decrease in net funding balances due from joint ventures	84	203

(12)	Net cash used in financing activities	(143)	(7)

—	Movement in cash and cash equivalents	—	(1)

Condensed consolidated statement of financial position

As at 30 June 2012

			€
As at 31 December		As at 30 June
2011 €m		2012 €m	2011 €m
	Non-current assets
1,359	Investments in joint ventures	1,447	1,161
	Current assets
2	Amounts due from joint ventures	1	1
3	Cash and cash equivalents	3	2

5		4	3

1,364	Total assets	1,451	1,164

	Current liabilities
10	Payables	9	10
51	Taxation	52	55

61	Total liabilities	61	65

1,303	Net assets	1,390	1,099

	Capital and reserves
54	Share capital issued	54	54
2,171	Paid-in surplus	2,172	2,171
(432)	Shares held in treasury (including in joint ventures)	(430)	(423)
6	Translation reserve	30	(135)
(496)	Other reserves	(436)	(568)

1,303	Total equity	1,390	1,099

Approved by the Combined Board of directors, 25 July 2012.

Reed Elsevier 2012 Interim Results     39

Reed Elsevier NV

Summary financial information

Condensed consolidated statement of changes in equity

For the six months ended 30 June 2012

						€
	Share capital €m	Paid-in surplus €m	Shares held In treasury €m	Translation reserve €m	Other reserves €m	Total equity €m
Balance at 1 January 2012	54	2,171	(432)	6	(496)	1,303
Total comprehensive income for the period	—	—	—	21	279	300
Equity dividends paid	—	—	—	—	(228)	(228)
Issue of ordinary shares, net of expenses	—	1	—	—	—	1
Share of joint ventures’ settlement of share awards	—	—	5	—	(5)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	11	11
Share of joint ventures’ disposal of non-controlling interest	—	—	—	—	3	3
Exchange translation differences	—	—	(3)	3	—	—

Balance at 30 June 2012	54	2,172	(430)	30	(436)	1,390

Balance at 1 January 2011	54	2,169	(433)	(51)	(602)	1,137
Total comprehensive income for the period	—	—	—	(79)	236	157
Equity dividends paid	—	—	—	—	(212)	(212)
Issue of ordinary shares, net of expenses	—	2	—	—	—	2
Share of joint ventures’ settlement of share awards	—	—	5	—	(5)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	11	11
Equalisation adjustments	—	—	—	—	4	4
Exchange translation differences	—	—	5	(5)	—	—

Balance at 30 June 2011	54	2,171	(423)	(135)	(568)	1,099

Balance at 1 January 2011	54	2,169	(433)	(51)	(602)	1,137
Total comprehensive income for the year	—	—	—	54	403	457
Equity dividends paid	—	—	—	—	(289)	(289)
Issue of ordinary shares, net of expenses	—	2	—	—	—	2
Share of joint ventures’ settlement of share awards	—	—	4	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	16	16
Share of joint ventures’ acquisition of non-controlling interest	—	—	—	—	(25)	(25)
Equalisation adjustments	—	—	—	—	5	5
Exchange translation differences	—	—	(3)	3	—	—

Balance at 31 December 2011	54	2,171	(432)	6	(496)	1,303

Reed Elsevier 2012 Interim Results     40

Reed Elsevier NV

Summary financial information

Notes to the summary financial information

1	Basis of preparation

The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings.

The summary financial information has been prepared in accordance with IAS34 – Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier NV. The Reed Elsevier NV group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union and as issued by the International Accounting Standards Board, and are set out on pages 168 and 169 of the Reed Elsevier Annual Reports and Financial Statements 2011 .

Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings.

The Combined Board of Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the six months ended 30 June 2012.

The interim figures for the six months ended 30 June 2012 and the comparative amounts to 30 June 2011 have been reviewed by the auditors but are unaudited. The summary financial information for the year ended 31 December 2011 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2011, which received an unqualified audit report.

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted net profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

						€
Year ended 31 December			Six months ended 30 June
Net profit attributable to ordinary shareholders	Basic earnings per share		Net profit attributable to ordinary shareholders		Basic earnings per share
2011 €m	2011 €		2012 €m	2011 €m	2012 €	2011 €
437	€0.59	Reported figures	345	217	€0.47	€0.30
173	€0.24	Share of adjustments in joint ventures	(2)	74	—	€0.10

610	€0.83	Adjusted figures	343	291	€0.47	€0.40

3 Dividends

During the six months ended 30 June 2012, the 2011 final dividend of €0.326 per ordinary share was paid at a cost of €228m (2011: 2010 final dividend €0.303 per ordinary share; €212m). On 25 July 2012 an interim dividend of €0.130 per ordinary share (2011: 2011 interim dividend €0.110 per ordinary share) was declared by the directors of Reed Elsevier NV. The 2012 interim dividend will be paid on the ordinary shares on 31 August 2012, with ex-dividend and record dates of 8 August 2012 and 10 August 2012 respectively. The cost of this dividend of €91m (2011 interim: €77m) will be recognised when paid.

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

Reed Elsevier 2012 Interim Results     41

Reed Elsevier NV

Summary financial information

4	Share capital and treasury shares

Year ended 31 December		Six months ended 30 June
2011				2012	2011
Shares in issue net of treasury shares millions		Shares in issue millions	Treasury shares millions	Shares in issue net of treasury shares millions	Shares in issue net of treasury shares millions
	Number of ordinary shares
692.2	At start of period	724.1	(31.3)	692.8	692.2
0.2	Issue of ordinary shares	0.1	–	0.1	0.2
0.4	Net release of shares by employee benefit trust	–	0.3	0.3	0.4

692.8	At end of period	724.2	(31.0)	693.2	692.8

735.3	Average number of equivalent ordinary shares during the period			735.7	735.1

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represent a 5.8% indirect interest in the company’s share capital.

5	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €4,335m at 30 June 2012 (31 December 2011: €4,704m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier NV in the six months ended 30 June 2012.

Reed Elsevier 2012 Interim Results     42

Additional information for

US investors

Summary financial information in US dollars

This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 8 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles (“US GAAP”), which would be different in some significant respects.

Condensed combined income statement

			$
Year ended 31 December		Six months ended 30 June
2011 US$m		2012 US$m	2011 US$m
9,603	Revenue	4,824	4,704
1,928	Operating profit	1,059	938
1,517	Profit before tax	1,052	771
1,216	Net profit attributable to parent companies’ shareholders	893	611

2,602	Adjusted operating profit	1,335	1,254
2,226	Adjusted profit before tax	1,166	1,072
1,696	Adjusted net profit attributable to parent companies’ shareholders	886	820

US$	Basic earnings per American Depositary Share (ADS)	US$	US$
$2.07	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.52	$1.02
$1.64	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$1.22	$0.85
	Adjusted earnings per American Depositary Share (ADS)
$2.99	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.56	$1.45
$2.31	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$1.22	$1.13

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV shareholders’ 50% respective shares of the adjusted net profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 4 to the combined financial information and in note 2 to the summary financial information of the respective parent companies.

Condensed combined statement of cash flows

			$
Year ended 31 December		Six months ended 30 June
2011 US$m		2012 US$m	2011 US$m
2,052	Net cash from operating activities	1,019	933
(1,154)	Net cash used in investing activities	(288)	(386)
(968)	Net cash used in financing activities	(1,166)	(552)

(70)	Decrease in cash and cash equivalents	(435)	(5)

2,424	Adjusted operating cash flow	1,229	1,121

Reed Elsevier 2012 Interim Results     43

Additional information for

US investors

Condensed combined statement of financial position

			$
As at 31 December		As at 30 June
2011 US$m		2012 US$m	2011 US$m
13,812	Non-current assets	13,659	13,613
3,949	Current assets	2,963	3,822
68	Assets held for sale	99	—

17,829	Total assets	16,721	17,435

6,857	Current liabilities	6,649	6,500
7,541	Non-current liabilities	6,459	7,697
26	Liabilities associated with assets held for sale	49	—

14,424	Total liabilities	13,157	14,197

3,405	Net assets	3,564	3,238

Reed Elsevier 2012 Interim Results     44

Directors’ responsibility statement

The directors confirm that to the best of their knowledge the condensed combined financial information and respective condensed consolidated parent company financial information, which have been prepared in accordance with IAS34 – Interim Financial Reporting as endorsed by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the combined businesses and respective parent company groups, and that the interim management report herein includes a fair review of the information required by the United Kingdom Disclosure and Transparency Rules 4.2.7R and 4.2.8R and by section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

At the date of this statement, the directors of Reed Elsevier PLC and Reed Elsevier NV are those listed in the Reed Elsevier Annual Reports and Financial Statements 2011.

By order of the Board of Reed Elsevier PLC 25 July 2012		By order of the Combined Board of Reed Elsevier NV 25 July 2012

A J Habgood Chairman	M H Armour Chief Financial Officer	A J Habgood Chairman of the Supervisory Board and the Combined Board	M H Armour Chief Financial Officer

Reed Elsevier 2012 Interim Results     45

Independent review report

to Reed Elsevier PLC and Reed Elsevier NV

Introduction

We have been engaged by the Boards of Reed Elsevier PLC and Reed Elsevier NV to review the combined financial information of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the Combined Businesses”) for the six months ended 30 June 2012 which comprises the condensed combined income statement, condensed combined statement of comprehensive income, condensed combined statement of cash flows, condensed combined statement of financial position, condensed combined statement of changes in equity and related notes 1 to 8.

We have also reviewed the financial information of Reed Elsevier PLC and Reed Elsevier NV for the six months ended 30 June 2012 which comprise, respectively, the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of changes in equity and the related notes 1 to 5.

We have read the other information contained in the Reed Elsevier 2012 Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the combined financial information.

This report is made solely to Reed Elsevier PLC and Reed Elsevier NV in accordance with ISRE 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (UK and Ireland) and as issued by the IAASB (ISRE “2410”). Our work has been undertaken so that we might state to Reed Elsevier PLC and Reed Elsevier NV those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by applicable law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The Reed Elsevier Interim Results, including the financial information contained therein, is the responsibility of, and has been approved by, the directors of Reed Elsevier PLC and Reed Elsevier NV. The directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for preparing the Reed Elsevier Interim Results in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and Dutch Law. The annual financial statements of Reed Elsevier PLC and Reed Elsevier NV are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The accompanying financial information has been prepared in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union.

Our responsibility

Our responsibility is to express to Reed Elsevier PLC and Reed Elsevier NV a conclusion on the accompanying financial information based on our review.

Scope of Review

We conducted our review in accordance with ISRE 2410. A review of accompanying financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and Dutch Law.

Deloitte LLP	Deloitte Accountants BV
Chartered Accountants and Statutory Auditor	A Sandler
London	Amsterdam
United Kingdom	The Netherlands
25 July 2012	25 July 2012

Reed Elsevier 2012 Interim Results     46

Investor information

Financial calendar

2012
26 July	PLC NV	Interim results announcement for the six months to 30 June 2012
8 August	PLC NV	Ex-dividend date – 2012 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs
10 August	PLC NV	Record date – 2012 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs
31 August	PLC NV	Payment date – 2012 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
7 September	PLC NV	Payment date – 2012 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
8 November	PLC NV	Interim management statement issued in relation to the 2012 financial year

2013
28 February	PLC NV	Results announcement for the year to 31 December 2012
24 April	PLC NV	Interim management statement issued in relation to the 2013 financial year
25 July	PLC NV	Interim results announcement for the six months to 30 June 2013

Listings

Reed Elsevier PLC	Reed Elsevier NV

London Stock Exchange	Euronext Amsterdam
Ordinary shares (REL) – ISIN No. GB00B2B0DG97	Ordinary shares (REN) – ISIN No. NL0006144495

New York Stock Exchange	New York Stock Exchange
American Depositary Shares (RUK) – CUSIP No. 758205207	American Depositary Shares (ENL) – CUSIP No. 758204200
Each ADR represents four ordinary shares	Each ADR represents two ordinary shares

Reed Elsevier 2012 Interim Results     47

Investor information

Contacts

Reed Elsevier PLC 1-3 Strand London WC2N 5JR United Kingdom Tel: +44 (0)20 7930 7077 Fax: +44 (0)20 7166 5799	Reed Elsevier NV Radarweg 29 1043 NX Amsterdam The Netherlands Tel: +31 (0)20 485 2222 Fax: +31 (0)20 485 2032

Auditors Deloitte LLP 2 New Street Square London EC4A 3BZ United Kingdom	Deloitte Accountants B.V. Orlyplein 50 1043 DP Amsterdam The Netherlands

Registrar

Equiniti Limited

Aspect House

Spencer Road

Lancing

West Sussex

BN99 6DA

United Kingdom

www.shareview.co.uk

Tel: 0871 384 2960 (calls charged at 8p per minute from a BT landline, other telephony providers’ costs may vary)

Tel:    +44 121 415 7047 (non-UK callers)

Corporate broker ABN AMRO Bank N.V. Gustav Mahlerlaan 10 1082 PP Amsterdam The Netherlands www.securitiesinfo.nl

Reed Elsevier PLC and Reed Elsevier NV

ADR Depositary

BNY Mellon (ADRs)

PO Box 358516

Pittsburgh PA15252-8516

USA

www.adrbny.com

email: shrrelations@bnymellon.com

Tel:     +1 888 269 2377

  +1 201 680 6825 (outside the US)

For further investor information visit:

www.reedelsevier.com

This announcement is available on the Reed Elsevier website. Copies are available to the public from the registered offices of the respective companies shown above.